SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

ALSTOM

(Exact Name of Registrant as Specified in its Charter)

25, avenue Kléber, 75116 Paris, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X   Form 40-F ___

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___   No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ___)

Enclosures:

15 January 2002

ALSTOM RECEIVES ADDITIONAL GT26 REPOWERING ORDER IN SINGAPORE

ALSTOM has been awarded a contract valued at approximately 280 million euros for the second phase of Senoko Power Station Stage I Repowering. This order is placed by Senoko Power Ltd, the largest power generation company owned by TEMASEK Holdings (Pte) Ltd., Singapore.

In 1999, Senoko Power Ltd. awarded a turnkey contract to ALSTOM for the first phase repowering of Senoko Stage I conventional steam plant. The first of three steam turbines was repowered in this first phase. Under that contract ALSTOM is also providing maintenance services for the facility, under a six-year contract.

The Phase I contract increased the output of the repowered unit from 120 megawatts to 360 megawatts and will commence commercial operation this month. The Phase I repowering project involved the modernization of the existing steam turbine and the replacement of an oil-fired boiler with an ALSTOM GT26 advanced gas turbine and heat recovery steam generator.

In Phase II ALSTOM will supply two GT26 gas turbines, two heat recovery steam generators and a water treatment plant. ALSTOM will upgrade the remaining two units, bringing the total Stage I plant output to approximately 1,100 megawatts. Maintenance services are also provided under a six-year agreement. The two new units will enter commercial operation in 2004 and 2005. Natural gas will be the main fuel with diesel oil as back-up.

Alexis Fries, President of ALSTOM's Power Sector, remarks, "This order is one more confirmation that the GT26 has gained the confidence of customers who know it best. Now that the GT24 and GT26 fleet has achieved more than 200,000 operating hours, its reliability and performance is proving to be competitive and of significant value to power generators who seek to further their own competitiveness in deregulated markets".

The GT26 gas turbine offers an optimal solution for this repowering project. Its sequential combustion provides excellent fuel efficiency and high power density combined with high exhaust gas energy for the combined-cycle process, which is of importance in cases like Senoko where site space is at a premium.

The repowering of Senoko is an excellent example where existing plant assets can be upgraded to state-of-the-art performance levels, in this case increasing the competitiveness of Senoko Power in the deregulated Singapore power market.

ALSTOM is the global specialist in energy and transport infrastructure. The Company serves the energy market through its activities in the fields of power generation, power transmission and distribution and power conversion and the transport market through its activities in rail and marine. Following the sale of its electrical contracting activity, finalised on 20 July 2001, ALSTOM has annual sales in excess of 22 billion euros and employs 120,000 people in over 70 countries.
The Company is listed on the Paris, London and New York stock exchanges

Press enquiries: Gilles Tourvieille
(Tel. +33 1 47 55 2315)
internet.press@chq.alstom.com

Investor relations: R. Shaw (Tel. +33 1 47 55 25 78)
investor.relations@chq.alstom.com

Internet : http://www.alstom.com

21 January 2002

ALSTOM RECEIVES LETTER OF INTENT FROM SWISS RAILWAYS FOR EUROPEAN TRAIN CONTROL SYSTEM

ALSTOM has received a letter of intent from Swiss Federal Railways (SBB/CFF/FFS) for a European Train Control System (ETCS) for the Mattstetten - Rothrist rail line between Zurich and Bern. The project value is in the range of 125 million euros. ALSTOM's share is approximately 65%, and partner Stadler will receive the remainder for integration and installation of on-board signaling systems.

This landmark project is the largest order to date for this proven, next-generation technology, which will greatly improve rail network performance not only in Switzerland but ultimately throughout Europe. This is the first of many projects within the framework of the SBB's "Bahn 2000" plan for network performance improvement.

For this turnkey project, ALSTOM will supply components from its ATLAS™ system for signaling and train control. Specifically, ALSTOM will provide the on-board equipment, the radio-block system and peripherals; and the on-board cab-radio system.

Michel Moreau, President of ALSTOM's Transport Sector, said: "This award is a great success for ALSTOM; not only because it is the first signaling order we have received in this country, but also because it truly establishes the European Rail Traffic Management System (ERTMS) as the standard for future signaling systems in Europe. And ERTMS is vitally important to Europe as a whole as it will provide, for the first time, interoperability of trains across the entire continent. Switzerland lies at the very centre of Europe; our project will initiate the development of this seamless network."

The contract will come in force upon signing, scheduled for end of January 2002. Final delivery and commissioning are scheduled for November 2004.

ALSTOM is the global specialist in energy and transport infrastructure. The Company serves the energy market through its activities in the fields of power generation, power transmission and distribution and power conversion and the transport market through its activities in rail and marine.
Following the sale of its electrical contracting activity, finalised on 20 July 2001, ALSTOM has annual sales in excess of 22 billion euros and employs 120,000 people in over 70 countries.
The Company is listed on the Paris, London and New York stock exchanges
ALSTOM's Transport Sector, with annual sales of 4.4 billion euros, is an internationally leading supplier of rolling stock, information systems, services and complete turnkey systems to the rail industry.

Press enquiries: S. Gagneraud / G. Tourvieille
(Tel. +33 1 47 55 25 87) - internet.press@chq.alstom.com
Investor relations: R. Shaw
(Tel.+33 1 47 55 25 78) - investor.relations@chq.alstom.com
Internet : http://www.alstom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALSTOM

Date: February 6, 2002

By: /s/ FrançoisNewey
Name: François Newey
Title: Executive Central Management & Chief Financial Officer